
May 26, 2024

Kevin Cottrell
Chief Executive Officer of Terra Mint Group, Corp.
Neptune REM, LLC
30 N. Gould St. Suite R
Sheridan, WY 82801

> **Re: Neptune REM, LLC**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed April 30, 2024**
> **File No. 024-12356**

Dear Kevin Cottrell:

We have reviewed your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 9, 2024 letter.

Amendment No. 3 to Form 1-A filed April 30, 2024

Risk Factors
Investors in this offering may not be entitled to a jury trial with respect to claims arising under the Subscription Agreement ..., page 24

1. We note your statement that "Investors in this offering will be bound by the Subscription Agreement and the Operating Agreement, both of which include a provision under which investors waive the right to a jury trial of any claim, other than claims arising under federal securities laws, that they may have …." The Subscription Agreements have provisions that agree with your risk factor disclosure. However, we note that the Operating Agreement, filed as Exhibit 2.2, indicates in Section 15.08(c) that "Every Party to this Agreement … waives any right to a jury trial as to any matter under this agreement … including, without limitation, matters arising under Federal Securities Law …." Please revise your Operating Agreement as appropriate.

The company's Operating Agreement and Subscription Agreement each include a forum selection provision ..., page 25

2.   We note your statement that "The Operating Agreement includes a forum selection provision that requires any suit, action, or proceeding seeking to enforce any provision … in connection with the Operating Agreement, … other than matters arising under the federal securities laws, be brought in state or federal court of competent jurisdiction located within the State of Delaware." We note that the Operating Agreement indicates in Section15.08(b) that "Any suit, action or proceeding seeking to enforce any provision of … including, without limitation, any suit, action, or proceeding brought under federal securities law, shall be brought in Chancery Court in the State of Delaware … provided, that if the Chancery Court in the State of Delaware shall not have jurisdiction over such matter, then such suit, action or proceeding may be brought in other federal or state courts located in the State of Delaware." Please revise your Operating Agreement as appropriate.

Financial Statements, page F-1

3.   Please include the audit report of Artesian CPA, LLC, with respect to your financial statements as of, and for the years ended, December 31, 2023, and 2022 as referenced in its consent in Exhibit 11.1. Please refer to (b)(3)(A), (c)(1)(ii) and (iii) of Part F/S of Form 1-A.

Please contact Ronald (Ron) E. Alper at 202-551-3329 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jill Wallach